Exhibit 14.1

FPIC INSURANCE GROUP, INC.
CODE OF ETHICS
MARCH, 2004

          This Code of Ethics adopted by FPIC Insurance Group, Inc. (“FPIC”) applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions for FPIC.

          The above defined officers and persons agree to deter wrongdoing and to promote:

(a)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)	Full, fair, accurate, timely, and understandable disclosure in reports and documents that FPIC files with, or submits to, the Securities and Exchange Commission and in other public communications made by FPIC;

(c)	Compliance with applicable governmental laws, rules and regulations;

(d)	The prompt internal reporting of violations of this Code of Ethics to the Compliance Officer listed in FPIC’s Whistleblower Policy and Procedures;

(e)	Accountability for adherence to the Code of Ethics.

          The above defined officers and persons will be held accountable for adherence to this Code of Ethics. Failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties.